02056081

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ACINDAR ARGENTINE STEEL INDUSTRY INC.

(Translation of Registrant's name into English)

Estanislao Zeballos 2739
B1643AGY - Beccar
Province of Buenos Aires
Argentina
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

August 27, 2002

◇ Acindar

Contacts:
José I. Giraudo
Investor Relations Manager
Acindar S.A.
(54 11) 4719 8674

Andrea Dala
Investor Relations Officer
Acindar S.A
(54 11) 4719 8672

On July 30, 2002, Acindar Industria Argentina Aceros S.A. ("Acindar") agreed to sell its interest in its wholly-owned subsidiary, Comercial Acindar Chile Ltda., to Corporacion Aceros del Pacifico and Gerdau AZA S.A. for U.S.$4.8 million. The transaction is expected to close within forty-five days of July 30, 2002.

Comercial Acindar Chile Ltda. specializes in producing steel products for the civil construction market in Chile. Acindar will continue supplying the Chilean market through exports from Argentina.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
(Registrant)

Date: August 27, 2002

By: ______________________
Jorge N. Videla